UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2018

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Proxy Materials for United States Shareholders for 2018 Annual and Special General Meeting of Shareholders

On November 20 and 23, 2018, Gazit-Globe Ltd. (“Gazit” or the “Company”) published with the Tel Aviv Stock Exchange (the “TASE”) and Israeli Securities Authority (the “ISA”), and with the Securities and Exchange Commission, respectively, a notice convening the 2018 annual and special general meeting of the shareholders of the Company (the “Meeting”). The Meeting is scheduled to take place on Thursday, December 27, 2018 at 3 p.m. (Israel time) at the offices of Gazit at 10 Nissim Aloni St, Tel Aviv, Israel.

As described previously in the notice, the following matters will serve as the agenda items, to be presented by Gazit’s board of directors (the “Board”), at the Meeting:

1.	Discussion of the Company’s annual report (including financial statements) for the year ended December 31, 2017 (this item will not be voted upon by the Company’s shareholders).

2.	Re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s external auditor and authorization of the Board to set the fees to be paid to such auditor.

3.	Re-election of each current member of the Board (other than the external directors)— consisting of each of Messrs. Chaim Katzman, Ehud Arnon, Dor J. Segal, Haim Ben-Dor, Douglas Sesler, and Ms. Zehavit Cohen— as a director, for a term extending until the annual general meeting of shareholders in 2019.

4.	Re-election of Mr. Ronnie Bar-On as an external director, for a three-year term that will begin on May 1, 2019.

5.	Election of Ms. Limor Shofman Gutman as an external director, for a three-year term that will begin on January 1, 2019.

6.	Election of Mr. Shmuel Hauser as an external director, for a three-year term that will begin on January 1, 2019.

7.	Approval of payment of cash compensation to the Company’s directors (other than external directors, independent directors and directors affiliated with the controlling shareholder) for service as directors of the Company’s wholly-owned subsidiaries.

8.	Approval of exemption from liability for a three-year period for Mr. Zvi Gordon, the Company’s VP of Investments and son-in-law of Mr. Chaim Katzman, the Company’s Vice Chairman of the Board, CEO and controlling shareholder, in respect of Mr. Gordon’s service as an officer of the Company, in accordance with the Company's compensation policy.

The proxy materials for the Meeting for those shareholders that hold common shares of the Company through members of the New York Stock Exchange (the “NYSE”), which will be distributed to those shareholders in the near future, consist of the following materials, which serve as Exhibits 99.1 and 99.2 hereto, respectively:

Exhibit 99.1. Cover Letter and Proxy Statement: Describe the proposals, logistical aspects of the Meeting and the voting process for shareholders holding common shares on the NYSE

Exhibit A to Exhibit 99.1: English translation of Hebrew notice for the Meeting that had been published with the TASE and ISA on November 20, 2018 (as modified slightly to add or substitute references to U.S. disclosure, so as to be suitable to U.S. investors), describing the factual and legal background to each proposal, and providing other information concerning the Meeting

Exhibit 99.2. Proxy card: Form of U.S.-format proxy card, serving as the basis for the voting instruction forms that may be submitted by shareholders holding common shares on the NYSE to have their shares voted at the Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: December 4, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Cover Letter and Proxy Statement to be distributed to shareholders holding common shares through the NYSE with respect to the 2018 Annual and Special General Meeting of Shareholders of Gazit-Globe Ltd.

99.2	Form of Proxy Card for shareholders holding common shares through the NYSE with respect to the 2018 Annual and Special General Meeting of Shareholders of Gazit-Globe Ltd.

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